August 28, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Robert Seguso, President
Seguso Holdings, Inc.
3405 54th Drive West, Suite G102
Bradenton, FL 34210

Re: Seguso Holdings, Inc.
Form SB-2, Amendment 3 filed July 27, 2007
File No. 333-122697

Dear Mr. Seguso:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1. In the last risk factor, please quantify the expected liability owed to Mr. Seguso, which the target would or may need to agree to repay in any acquisition.

Use of Proceeds, page 9

2. Disclose whether or not the registrant must pay interest on the $6,100 loan from Mr. Seguso. This information is disclosed neither in this section of the prospectus nor in the agreement filed as exhibit 10.2 to this registration statement.

Plan of Operation, page 9

3. Please quantify the amount of accrued expenses as of the date of the most recent financial statements. Please describe and quantify the principal expenses included in this amount.

4. According to the use of proceeds disclosure, Mr. Seguso has verbally agreed to advance additional amounts to Seguso Holdings to cover expenses over the $12,600 already advanced. Given the amount of accrued expenses at June 30, 2007, please explain the plans of company to seek additional advances from Mr. Seguso.

5. We reissue prior comment number 11 of our letter dated March 12, 2007, which comment states: "Please disclose the principal terms of the consulting agreement with Meyers Associates." In this regard, we note the statements under "Certain Relationship and Related Transactions" regarding compensation payable to Meyers. Please explain these statements fully. Any material risk should be disclosed in the risk factors section.

Additional Information, page 25

6. We reissue prior comment number 21 of our letter dated March 12, 2007. Although your response to prior comment number 21 states that you have removed your reference to exhibits in the second paragraph of the "Additional Information" section, the disclosure continues to include the following:

    Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete, each such statement is qualified by reference to such contract or document.

Interim Financial Statements

7. Please disclose in a note to any interim financial statements a brief description of the basis of presentation of the interim financial statements and also include an affirmative statement to the effect that the financial statements include all adjustments which in the opinion of management are necessary in order to make

the financial statements not misleading. Refer to Instruction 2 to Item 310(b) of Regulation S-B.

Other Regulatory

8. Please provide a current consent of your independent account in any amendment to the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Elliot H. Lutzker, Esq.
        By facsimile to (212) 262-5152